

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 5, 2005

<u>via U.S. Mail</u>
Scott W. Smith
President and Chief Executive Officer
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas
77063

> **Re: Ensource Energy Income Fund LP**
> **Amendment No. 1 to Registration Statement on**
> **Form S-4**
> **File No. 333-126068**
> **Filed September 15, 2005**

Dear Mr. Smith:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue our prior comment 1 as it pertains to revised disclosure in the
        amended registration statement.

Front cover page

2.   Based on disclosure on page 1, it appears that holders of withdrawn units may
        participate in the exchange offer and therefore the special cash distribution, if
        they reconstitute their units and transfer them to the depositary. Please clarify the
        disclosure on the front cover page to indicate the circumstances under which the
        exchange offer will be made open to holders of withdrawn units. Also, revise
        page 1 to clarify that you are extending the exchange offer to holders of
        withdrawn units who follow the correct procedures regarding reconstitution and
        deposit of their units.

Questions and Answers about the Exchange Offer, page 1

"If the Exchange Offer is Successfully Completed…, page 17

3.   We partially reissue our prior comment 13. We note for example duplicative
        disclosure on pages 2 and 11 regarding the benefits you anticipate unitholders
        could receive as a result of your business plan and on pages 17 and 30 regarding
        the trustee's fiduciary duties.

4.   Given the possibility that the second step merger would not occur even after
        consummation of the exchange offer, please clarify the impact to the distributions
        of unitholders who participate in the exchange.

"Why is the Partnership Proposing…," page 2

5.   Revise the second paragraph to make reference to what your assets would be if
        the second-step merger is not approved by the trustee and to clarify that your
        plans are all qualified by your ability to effect the second-step merger.

6.   Rather than state that "it is [y]our understanding that NGT's trust units do not
        generate UBTI", please revise to definitively state whether or not the units
        generate unrelated business taxable income or explain to us why you can not
        make such a statement.

How would the Partnership Improve…", page 10

7.   We note on page 97, disclosure that your estimated expenses during 2004 would
        have exceeded those of NGT's by approximately one million dollars. This
        disclosure should be included in your response in order to provide a more
        balanced discussion. Please revise the response accordingly.

"If the Exchange Offer is successfully…," page 17

8.   Please clarify the "actions" you would take to cause the trustee to agree to the
        second-step merger.

"What Will Happen to the Cash Distributions…, page 20

9.   If you include reference to the distribution amount of "at least" $0.50 per trust
        unit, you must include more balanced disclosure that references the risks
        associated with the distribution. Please revise to include references to such risks.

Conflicts of Interest, page 27

10.   Please advise us of the nature of any possible future engagement of the trustee.

Risk Factors, page 42

Risks Factors Related to Our Business and the Oil and Natural Gas Industry, page 43

"Our future distributions…", page 44

11.   Supplement your risk factor disclosure to include reference to the other
        restrictions and risks associated with your ability to provide future distributions as
        delineated on page 95.

Risk Factors Related to Our General Partner, page 62

"Our General Partner and its management…", page 62

12.   Please remove the mitigating language regarding senior management's past
        experiences that commences the risk factor disclosure under this heading.

Unaudited Pro Forma Condensed Combined Financial Statements of the Partnership, page 67

13.   We have read the revisions you provided in response to prior comment 59, and have the following additional suggestions:

- Ensure that the partnership's historical balance sheet date identified in the header on the columnar information, agrees with the financial statements.

- Include a line item in the balance sheet for investments.

- Include the debit for the allocation of purchase price to the investment in bonds in pro forma adjustment (a).

- Include the credit for the sale of the bonds in pro forma adjustment (e).

- Correct the cross referencing of the sub-adjustments included in pro forma adjustment (f), so that they correspond to the references in the related financial statements.

- Provide additional details as to the component amounts and underlying methods of estimating such amounts for pro forma adjustments (g) and (h).

Our Cash Distribution Policy and Restrictions on Distributions, page 94

14.   We have read the revisions you provided in response to prior comment 48, and have the following additional suggestions:

- Include a header on the tabular information presented on pages 69, 70 and 101 to indicate that the amounts you present are in thousands, if true.

- Insert a tabular presentation of your pro forma available cash for fiscal 2004 and the twelve months ended June 30, 2005 to accompany your narrative description, to assist your readers' understanding of the effects of the transaction. Please ensure that your reconciliation begins with historical amounts that agree with the NGT financial statements, and that you explain the reasons for any forward-looking adjustments that are not depicted in your pro forma information beginning on page 67.

- Expand your disclosure indicating that your presentation does not comply with published authoritative guidelines for the preparation and presentation of prospective financial information to address the reasons you have not followed these guidelines, and to explain how your presentation would differ had you done so. We would like to understand the reasons you believe this is unnecessary.

- Clarify the inconsistency between your definition of Estimated Consolidated Adjusted EBITDA on page 98, which indicates that it excludes interest income, with your tabular presentations of "Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA" (page 99) and "Unaudited Pro Forma Consolidated Available Cash" (page 101), which each include interest income in your determination of Estimated Consolidated Adjusted EBITDA.

- Disclose the basis for selecting 2.75 percent as your assumed rate of return, and the sensitivity of your measures of estimated cash available for distribution to changes in that rate which are reasonably likely to occur. Also, since you have plans for acquiring net profits interests in oil and natural gas properties that have not yet come to fruition, elaborate on the criteria under which you will evaluate properties for acquisition in the future to ensure that earnings will exceed that which you would otherwise earn by investing in the U.S. government securities forming the basis for your estimates of cash available for distribution.

- The table you present on page 101 appears to reflect estimates of future prices and levels of production that differ from historical experience. Tell us the reasons you believe this presentation should be retained in the document. It should be clear how you have determined that the prices and production levels assumed in that presentation are factually supportable.

- On a related point, the table you show on page 99 should serve to convey the minimum level of EBITDA you would need to achieve in order to make the intended distributions. This would take the form of reconciling that EBITDA figure to the estimated cash necessary to make the intended distribution, while factoring in cash items that you anticipate during the twelve months extending beyond the most recent period for which you have historical information in the document, which would not otherwise be reflected in the measure of EBITDA.

- Expand your disclosure to explain the effects that subordinated units, including the expected timing of their conversion, are expected to have on your cash distribution policy. Also expand your disclosure under points (e) and (c), on pages 100 and 101, to clarify whether not giving effect to incentive distributions payable to your General Partner is consistent with your

> expectations regarding the likelihood that such distributions will actually be made.

- Clarify that the Partnership has no prior operating history and, as such, you do not have a historical basis upon which to rely, with respect to whether you will have sufficient available cash to pay the stated distribution amount.

Financial Statements

15.   The information that appears on page 205 appears to be a residual of disclosure relocated to pages 67 and 68, which you may wish to remove.

16.   Please advise your auditors to revisit the entity references made in the opinion paragraphs on pages F-26 and F-30, as they do not agree with the identifying information that appears in the addresses or opening paragraphs. Also, the date of the balance sheet on page F-31 does not agree with the date referenced in the audit opinion.

17.   It appears you will need to update the financial statements of Ensource Energy Income Fund LP, and Ensource Energy Partners, LP to comply with the guidance in Rule 3-12 of Regulation S-X.

Engineering Comments

Questions and Answers, page 1

"How Would the Partnership Improve the Situation in Relation to NGT's Legacy Assets?" page 10

18.   You state that by implementing a risk management program under the current commodity pricing environment you may be able to reduce the combined effect of declining production and escalating expenses. It appears that the current commodity pricing environment in general is one of increasing prices and implementing such a policy in this environment would actually limit gains below those which would be experienced if such a policy were not in effect. Please expand your disclosure to include this information.

Exhibits: Ryder Scott Company Reserve Report, page A-1

19.   We re-issue the previous comment. The report states that Eastern American Natural Gas Trust requested for the purpose of the Ryder Scott report that Ryder Scott include Royalty NPI calculated beyond the Liquidation Date of May 15,

2013, even though by the terms of the Trust Agreement the Royalty NPI will be sold by the Trustee on or about this date. Please tell us the materiality of the Royalty NPI and reserves that are represented by reserve quantities that are not estimated to be recovered until after the estimated date of sale by the Trustee.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3703 if you have questions regarding the engineering comment. Please contact Mellissa Campbell Duru, at (202) 551-3757, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
   G. Michael O'Leary, Esq.
   Andrews Kurth LLP
   (713) 220-4285 (fax)